

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Via E-mail
Mr. Alan B. Menkes, Chief Executive Officer
Empeiria Acquisition Corp.
c/o G2 Investment Group, LLC
142 W. 57th Street, 12th Floor
New York, New York 10019

      Re: **Empeiria Acquisition Corp.**
              Registration Statement on Form S-1
              Filed March 4, 2011, as amended on April 8, 2011
              File No. 333-172629

Dear Mr. Menkes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed April 8, 2011

General

1. We note your revised disclosure and response to comment three of our letter dated March 31, 2011 and we partially reissue the comment. Please disclose the business reasons for deriving 93% as your redemption threshold. Also, please discuss with more specificity the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93% threshold.

2. We reissue comment six of our letter dated March 31, 2011. In several places of the prospectus you address what appear to be fundamental features of your SPAC structure, such as, you state that you "will file tender offer documents" containing "substantially the same financial and other information" as is required under Regulation 14A, unless a stockholder vote is required by law or you decide to hold a vote for business or legal reasons. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

Prospectus Summary, page 1

3. We reissue comment 12 of our letter dated March 31, 2011. We continue to note references in the prospectus to circumstances where creditors would have stronger claims to the assets in the trust account over the public stockholders. Therefore, briefly describe these circumstances.

Effecting a Business Transaction, page 3

4. We note your revised disclosure in response to comment 13 of our letter dated March 31, 2011 and we partially reissue the comment. Please revise your disclosure to discuss the facts and circumstances that would allow you to consummate your initial business transaction pursuant to the tender offer rules. In addition, discuss the business or legal reasons that may cause you to consummate your business transaction pursuant to shareholder vote.

Conflicts of Interest, page 5

5. We note the disclosure in the last bullet point on page five. Please add disclosure either in this section or elsewhere in the prospectus as to the specific "fiduciary obligations" Messrs. Menkes, Oster and Mills may have that may limit the right of first refusal. Also, add disclosure regarding the existing affiliations of your other officers, where they may have a fiduciary obligation to present potential business opportunities to other entities with which they are affiliated prior to presenting them to you. This disclosure appears inconsistent with the response to comment 31 of our letter dated March 31, 2011 that states Conner Steel is the only company to which officers or directors have a pre-existing obligation.

Private transactions if we hold a stockholder vote, page 13

6. We reissue comment 16 of our letter dated March 31, 2011. Please disclose how the proposed purchases would be made in compliance with the federal securities laws. Also, please disclose the basis for the potential purchases by your sponsor, officers, and directors, and their affiliates under federal law.

Use of Proceeds, page 43

7. We note your revised disclosure in response to comment 23 of our letter dated March 31, 2011 and we reissue the comment. Please revise your table to clearly reflect the underwriting discount that will be held in trust until a business transaction is consummated.

8. We reissue comment 24 of our letter dated March 31, 2011. We note the disclosure in footnote six that actual expenses for some or all of the use of proceeds may differ from the amounts set forth in the table. We direct you to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise similar disclosure on page 53.

Management, page 83

9. We note your revised disclosure in response to comment 29 of our letter dated March 31, 2011 and we partially reissue the comment. Please address the extent to which any of your officers or promoters have been involved in blank check offerings.

Compensation for Officers and Directors, page 85

10. We note your revised disclosure in response to comment 30 of our letter dated March 31, 2011 and we partially reissue the comment. Please revise to provide all relevant Regulation S-K Item 402 disclosure and, if true, clearly state whether Mr. Oster is the only officer being compensated. In addition, the disclosure on page 85 that "no compensation of any kind … will be paid to any of our officers, directors or any of their respective affiliates" is inconsistent with the compensation to be paid Mr. Oster through the sponsor.

Conflicts of Interest, page 86

11. We reissue comment 31 of our letter dated March 31, 2011. Please revise this section to identify all the entities your management have pre-existing fiduciary duty obligations to present business opportunities that could reasonably compete with the company in acquiring a specific business. Your response is inconsistent with the disclosure in this section.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 3. Proposed Public Offering, page F-10

12. We note your disclosure that if the company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless. Please reconcile this statement that the warrants will expire worthless with the warrant holder's ability to exercise warrants on a "cashless basis" by exchanging the warrants pursuant to Section 7.4 of the Warrant Agreement, and as discussed on page 80 and 94.

Note 4. Related Party Transactions, page F-10

Private Placements, page F-10

13. We note that the placement warrants will be identical to the warrants sold in the public offering *except that* if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; and (ii) will not be redeemable by the company. Please further explain to us how the placement warrants differ from the public warrants and tell us if the placement warrants may be exercised for cash or on a cashless basis, at the holder's option.

Note 5. Commitments, page F-12

14. We note that you intend to account for the fair value of the unit purchase option as an expense of the proposed public offering resulting in a charge directly to shareholders' equity. We further note that the unit purchase option may be exercised for cash or on a "cashless" basis, at the holder's option. Please explain to us the basis for your planned accounting for the unit purchase option and cite the applicable accounting literature you will apply.

15. We note in your revised disclosure that the volatility assumption was calculated using the average volatility of exchange-traded funds tracking various indices, including the SPDR S&P 500 ETF and the iShares Russell 3000 Index Fund. Please confirm our understanding that your volatility assumption includes the use of certain broad-based market indices and, if so, tell us how you considered FASB ASC 718-10-55-56.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director